EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

					(dollars in millions)

	Six Months Ended	Fiscal Years
	April 2, 2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,351	$1,908	$1,241	$1,254	$949
Add: Fixed charges	164	358	194	219	264
Add: Amortization of capitalized interest	3	5	5	5	5
Less: Capitalized interest	(4)	(10)	(8)	(8)	(10)
Total adjusted earnings	1,514	2,261	1,432	1,470	1,208
Fixed Charges:
Interest	128	283	122	116	150
Capitalized interest	4	10	8	8	10
Amortization of debt discount expense	4	10	10	28	39
Rentals at computed interest factor (1)	29	55	54	67	65
Total fixed charges	$165	$358	$194	$219	$264

Ratio of Earnings to Fixed Charges	9.18	6.32	7.38	6.71	4.58

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.